FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

 [X] Form 10-K and Form 10-KSB Form 20-F Form 11-K Form 10-Q and Form 10-QSB Form N-SAR

   For Period Ended:  DECEMBER 31, 1998
 ~ Transition Report on Form 10-K
 ~ Transition  Report  on Form  20-F
 ~ Transition  Report  on Form 11-K
 ~ Transition Report on Form 10-Q
 ~ Transition Report on Form N-SAR
 For the Transition Period Ended: ______________________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         NOT APPLICABLE
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Part I - Registrant Information
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         Full Name of Registrant:  CONVERGENCE COMMUNICATIONS, INC.

         Former Name if Applicable: WIRELESS CABLE & COMMUNICATIONS, INC.
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         Address of Principal Executive Office (Street and Number): 102 WEST 500
         SOUTH, SUITE 320

         City, State and Zip Code:  SALT LAKE CITY, UTAH  84101
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Part II - Rules 12b-25(b) and (c)
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

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative Response

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State below in  reasonable  detail the  reasons why Form 10-K and 10-KSB,  20-F,
11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

SEE ATTACHED SHEET.

                                                 (Attach Extra Sheets if Needed)
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Part IV - Other Information

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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

         SCOTT R. CARPENTER, ESQ.                (801) 532-1234
                  (Name)                 (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [X] Yes       No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X] Yes   No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         SEE ATTACHED SHEET

                        CONVERGENCE COMMUNICATIONS, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated March 30, 1999   By              /S/ Jerry Slovinski
                          --------------------------------
                        Jerry Slovinski, Chief Financial Officer

                                   ATTACHMENT

Part III:  Narrative Response

         Registrant's business operations consist primarily of interests in telecommunications systems in Latin America. Registrant recently completed the acquisition of operating telecommunication systems in Venezuela and El Salvador. These operations currently generate substantially all of Registrant's revenues. In connection with the acquisition of these systems, and the anticipated acquisition of another operating system in Guatemala, Registrant has been required to reformat its accounting procedures, acquire and implement a series of new accounting programs for its multi-country operations and train its local administrative and accounting personnel in the use and maintenance of these systems. These changes have taken longer to implement than Registrant anticipated, resulting in the delay of the audit for the period in question. Notwithstanding these delays, the Registrant's Form 10-KSB should be completed no later than 15 days following the date of this notification, and Registrant should be able to timely file its annual report on Form 10-KSB.

Part IV, Question (3):  Narrative Response

         As noted in response to Part III above, Registrant recently completed the acquisition of operating telecommunication systems in both El Salvador and Venezuela. As a result of these acquisitions, the subscriber base covered by the Registrant's telecommunications networks increased from approximately 900 subscribers to in excess of 28,500 subscribers. In addition, during the last year, Registrant initiated and completed the construction of telecommunications networks in three Latin America countries and conducted other significant network buildout activities, acquired significant amounts of network and subscriber equipment, and launched subscribers drives in a number of its market countries. As a result, it is anticipated that there will a significant change in the results of the Registrant's operations from those included in the Registrant's annual report on Form 10-KSB for the period ending December 31, 1997.